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TIALUPITAFOODS
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tialupitafoods ...

TIA LUPITA
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TIA LUPITA
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Liked by **brendasal** and **21 others**

tialupitafoods Tia Lupita Foods is excited to announce our 'interest registration' for our biggest fans and supporters to become part of the ownership team by investing in our business. Check out www.wefunder.com/tialupita for more information!

#invest #investment #investor #startup #hustle #business #roi #foodbusiness #cpg #growth #capital #capitalraising #venturecapital #vc

December 14, 2021

tialupitafoods ...





11:17

< Inbox Calling out to our Ami...

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Hola Isabel,

Exciting news!

We are thrilled to announce the official kick-off of our **first crowdsourcing** round of fundraising through Wefunder. If you believe in our mission of producing sustainably sourced, authentic, better-for-you Mexican recipes, then here's your chance to join our familia as an investor.

TIA LUPITA WEFUNDER

We'll use contributions to innovate and add new sustainable products to our lineup, up-level marketing and operations, and broaden our store availability to make it even easier to get your favorite Tia Lupita products.

Whether you are in a position to contribute or choose to continue to support our brand with your purchases, we are grateful for you as a member of the Tia Lupita familia.

Please help us spread the word by sharing this Wefunder opportunity with your family and friends.

Muchas Gracias,

Hector Saldivar and the Tia Lupita Team

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Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.